FIDELITY (LOGO) INVESTMENTS(registered trademark)   FMR Corp.
                                                    82 Devonshire Street
                                                    Boston MA  02109-3614
                                                    617 563 7000

     May 21, 1997
Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Michael J. Shaffer

Re: Daily Money Fund (the Trust)
 File Nos. 2-77909 and 811-3480
 Request for Withdrawal of Filing
Dear Mr. Shaffer:
As Secretary and Agent for Service of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the 485APOS filing with Accession Number:
0000028540-97-000056 from the above Registrant. This filing is unnecessary due to a subsequent reorganization of the underlying fund contained in the filing.
On May 9, 1997, shareholders of Treasury Only, a fund of the Trust, approved a reorganization of the fund to Fidelity Institutional Cash Portfolios (File Nos. 2-74808 and 811-3320). The closing date for this reorganization is scheduled for May 30, 1997. As a result of the reorganization, a Registration Statement on behalf of Treasury Only will be filed pursuant to Rule 485(b) in Post-Effective Amendment No. 35 to Fidelity Institutional Cash Portfolios. This Registration Statement will have an effective date of May 30, 1997. In anticipation of shareholder approval of the proposed reorganization, a Registration Statement was previously filed on behalf of Treasury Only pursuant to Rule 485(a) in Post-Effective Amendment No. 34 to Fidelity Institutional Cash Portfolios.

    Very truly yours,



    /s/ Arthur S. Loring
    Arthur S. Loring
    Secretary and Agent for Service